UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 25, 2020

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis Resolves Legacy FCPA Investigations

Basel, June 25, 2020 – Novartis has reached settlements with the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) resolving all Foreign Corrupt Practices Act (FCPA) investigations into historical conduct by the Company and its subsidiaries. As part of the settlements, Novartis and certain of its current and former subsidiaries will pay USD 233.9 million to the DOJ and USD 112.8 million to the SEC.

To resolve the DOJ investigation, Novartis Hellas S.A.C.I. has entered into a deferred prosecution agreement (“Novartis Hellas DPA”) pertaining to inappropriate economic benefits provided to Greek healthcare professionals from 2012 to 2015 in connection with the ophthalmology product Lucentis. The Novartis Hellas DPA also covers books and records issues pertaining to the Lucentis conduct and to conduct related to a 2009 epidemiological study.

Today’s resolutions contain no allegations relating to any bribery of Greek politicians, which is consistent with what Novartis found in its own internal investigation.

With today’s agreements, all outstanding FCPA investigations into Novartis are now closed.

Alcon Pte Ltd, a former Novartis subsidiary, has entered into a separate deferred prosecution agreement with the DOJ (“Alcon DPA”) pertaining to inappropriate economic benefits provided to Vietnamese healthcare professionals and books and records violations from 2011 to 2014 in Vietnam. This conduct related to a consultancy program run by a distributor in Vietnam.

To resolve the SEC investigation, Novartis AG has reached an agreement pertaining to internal controls and books and records violations in Greece, Vietnam and South Korea. The violations in Greece pertain to the Lucentis-related conduct covered in the Novartis Hellas DPA as well as controls issues with Novartis Hellas post-approval studies identified by internal review in 2012 and resolved by 2013. In Vietnam, the violations relate to the activities involving an Alcon distributor that are the subject of the Alcon DPA. And in South Korea, the violations relate to conduct for which Novartis has already taken responsibility in South Korea, where the Company is in the final stages of resolving these issues with the local authorities. Finally, the SEC agreement addresses certain internal controls and books and records issues related to Alcon China’s placement of surgical devices.

As recognized by the DOJ and SEC, Novartis and its subsidiaries, current and former, fully cooperated with these investigations and have already implemented appropriate remedial measures.

Shannon Thyme Klinger, Group General Counsel of Novartis, said: “We are pleased that all outstanding FCPA investigations into the company are now closed. Today’s settlements represent another milestone in our commitment to resolving legacy compliance issues and ensuring that Novartis truly lives its values. We have implemented and continue to implement initiatives to ensure we operate with the same high ethical values wherever we do business, and we remain focused on building trust with society.”

Since the time periods at issue in these legacy investigations, Novartis has made significant changes to enhance its approach to ethics, risk, and compliance. The Company has strengthened its governance by adopting principles-based compliance policies, reinforced its speak-up culture so associates can more effectively raise concerns about potential misconduct, and combined its risk management and compliance functions to enable more effective risk management and mitigation efforts.

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as  “will,” “milestone,” “continue,” “focused,” “intent,” “journey,” “efforts,” “commitment,” “expectations,”  “to enhance,” “potential,” or similar terms, or by express or implied discussions regarding settlements by Novartis to resolve legacy FCPA investigations by the DOJ and the SEC, and regarding our efforts to enhance legal and ethical compliance at Novartis. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that our initiatives to ensure we operate with high ethical values globally will be successfully implemented in any particular time frame, or at all, or achieve any or all of their intended goals and benefits. Neither can there be any guarantee that we will successfully comply with the terms of our settlement agreements with the DOJ or SEC, or successfully prevent future breaches of our legal and ethical obligations. Nor can there be any guarantee regarding the reactions of healthcare professionals, customers, strategic partners and other stakeholders to the settlements discussed in this press release. In particular, our expectations regarding such settlement agreements and our initiatives to ensure we operate with high ethical values globally could be affected by, among other things, potential adverse reactions to such settlement agreements and initiatives by healthcare professionals, customers, strategic partners or other stakeholders; potential or actual failures to comply with our legal and ethical obligations in the future; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 109,000 people of more than 145 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

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Novartis Media Relations
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Sreejit Mohan Novartis External Communications +41 79 747 9157 (mobile) sreejit.mohan@novartis.com	Eric Althoff Novartis US External Communications +1 646 438 4335 eric.althoff@novartis.com

Novartis Investor Relations
Central investor relations line: +41 61 324 7944
E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Sloan Simpson	+1 862 778 5052
Thomas Hungerbuehler	+41 61 324 8425
Isabella Zinck	+41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: June 25, 2020	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting